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Robert A. Robertson robert.robertson@dechert.com +1 949 442 6037 Direct +1 949 681 8651 Fax

May 23, 2014

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:  Deborah O’Neal-Johnson

                  Division of Investment Management

Re:

Two Roads Shared Trust (the “Registrant”)

Preliminary Proxy Statement

Date Filed:  May 7, 2014

Dear Ms. O’Neal-Johnson:

Thank you for your May 19, 2014 telephonic comments regarding the preliminary proxy statement for the Belvedere Alternative Income Fund (the “Fund”), a series of the Registrant.  The Registrant has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below on its behalf.  Any changes will be reflected in a definitive proxy statement on Schedule 14A, which will be filed via EDGAR.

General Comments
Comment 1	Please confirm that no sales of Fund shares have occurred since the Fund filed its “sticker” dated April 17, 2014, and no sales will occur until the Fund’s Rule 485(a) becomes effective.
Response 1. Confirmed.
Comment 2	Did the Fund’s Board of Trustees consider retaining a successor investment adviser that would continue to manage the Fund in the same manner as the prior investment adviser?
Response 2. Yes. Relevant disclosure has been added to the proxy statement.
Comment 3	Did the Board of Trustees deem it to be in the best interests of the Fund to change the Fund’s investment objective, strategies, and risks?
Response 3. Yes. Relevant disclosure has been added to the proxy statement.
Comment 4	Please state whether ES Capital and Merriman are SEC-registered investment advisers.
Response 4. Comment accepted. The requested disclosure was added.
Q&A Section
Comment 5	In the Q&A section, please revise the question, “How will these changes affect my account with the Fund?” to “How will these changes affect the Fund?”
Response 5. Comment accepted. The requested change was made.
Comment 6	In the Q&A section, please remind Fund shareholders that they have a right to redeem their shares.
Response 6. Comment accepted. The requested disclosure was added.
Comment 7	With respect to the question addressing the advisory fee rate, please state whether ES Capital may terminate the fee waiver for the Interim Advisory Agreement.
Response 7. Comment accepted. The requested disclosure was added.
Comment 8	Please state whether ES Capital would be allowed to recoup any waived amounts under the Interim Advisory Agreement.
Response 8. Comment accepted. The requested disclosure was added.
Comment 9	Please indicate whether ES Capital can recoup any fees that Belvedere, the Fund’s former adviser, has waived.
Response 9. Comment accepted. The requested disclosure was added.
Comment 10	Please confirm that the fee waivers in the Successor Agreements will stay in place for at least one year from the effectiveness of the Fund’s new registration statement.
Response 10. Confirmed.
Comment 11	Regarding the question of proxy solicitation cost, please state the anticipated approximate cost.
Response 11. Comment accepted. The requested disclosure was added.
Comment 12	Regarding the question that addresses the possible options if shareholders do not approve the Successor Agreements, please indicate whether shareholder approval would be required to close the Fund.
Response 12. Comment accepted. The requested disclosure was added.
Comment 13

Regarding the question of whether a shareholder with a few shares vote matters, please state that, if a quorum is not present, the Fund “most likely will” – rather than “would have to” – send additional mailings to obtain more votes.

Response 13. Comment accepted. The requested disclosure was added.
Proposal 1:
Comment 14

Regarding the sentence that reads, “The investment objective, principal investment strategies, and principal investment risks of owning shares of the Fund will change as a result of ES Capital and Merriman’s management of the Fund”; please highlight that disclosure.

Response 14. Comment accepted. The sentence was italicized.
Comment 15	In the paragraph discussing the corporate structure of ES Capital, please clarify David Morton’s involvement with the Fund’s operations.
Response 15. Comment accepted. The requested disclosure was added.
Comment 16	In discussing the proposed principal investment strategies, please define the term “technology sector.”
Response 16. Comment accepted. The requested disclosure was added.
Comment 17	In the same section, please state whether the Fund will be permitted to invest in emerging markets.
Response 17. Comment accepted. The Fund will not invest in emerging markets, but this was not added to the proxy statement because it is not relevant.
Comment 18	In the same section, please clarify what “top” technology growth companies means.
Response 18. Comment accepted. The requested disclosure was added.
Comment 19

In the section regarding “board considerations,” please state how ES Capital has “demonstrated” that it has the capability to effectively monitor and manage the operational risks and the performance of Merriman and other service providers to the Fund.

Response 19.  ES Capital demonstrated that it has such capabilities through specific written materials provided to the Board and its in-person presentation to the Board.  David Morton, who owns ES Capital, will play an active role in setting the Fund’s investment parameters and has substantial experience in monitoring and managing operational risk and investment performance.  The firm also has appropriate systems in controls in place.  However, additional disclosure in this regard was not added to the proxy statement because, in the Registrant’s view, that information is too detailed for the average investor.

Comment 20	In the same section, please state whether the “hypothetical performance record” relates to ES Capital’s or Merriman’s proposed investment strategy.
Response 20. Comment accepted. The requested disclosure was added.
Comment 21	Regarding the disclosure of proposed fees, please confirm that no other fees will increase as a result of the proposed successor agreements.
Response 21. Comment accepted. The requested disclosure was added.
Exhibits
Comment 22	In the “index of exhibits,” for Exhibit A, please describe the agreement as the “former” investment advisory agreement with Belvedere Asset Management, LLC.
Response 22. Comment accepted. The requested disclosure was added.
Comment 23	Please include any fee waiver agreements and operational expense limit agreements as exhibits to the proxy statement.
Response 23. Comment accepted. The agreements were added as exhibits.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (949) 442-6037.  Thank you.

Best regards,

/s/ Robert A. Robertson

Robert A. Robertson